Exhibit (d)(4)

FIRST AMENDMENT TO THE MUTUAL NON-DISCLOSURE AGREEMENT

This First Amendment to the Mutual Non-Disclosure Agreement (“the Agreement”) dated the 8th day of August 2018 (this “First Amendment”) is made and entered into as of the 8th day of November 2018 (“Effective Date”), by and between TESARO, Inc. (together with its direct and indirect subsidiaries and affiliates, “TESARO”) at 1000 Winter Street, Waltham, MA 02451 (“Company”) and GlaxoSmithKline LLC, with an address of 1250 South Collegeville Road, Collegeville, PA 19426 (together with its direct and indirect subsidiaries and affiliates, “Company”). Capitalized terms used in this First Amendment but not defined below or elsewhere in this First Amendment shall have the meanings set forth in the Agreement. In consideration of the mutual promises and covenants set forth herein, the sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.	Section 2 of the Agreement is hereby amended and replaced in its entirety by replacement of the first paragraph of Section 2 with the following paragraph:

2. Definition. “Confidential Information” means all information and materials of a confidential, secret or proprietary nature disclosed by or on behalf of one Party (the “Disclosing Party”) to the other Party (the “Receiving Party”), either directly or indirectly, in writing, orally or by inspection of tangible objects, including, without limitation, information and materials regarding technology, products, product candidates, financial or other business information or projections, research and development activities, results, compound designs or structures, manufacturing or other processes or methods, know-how, inventions or other intellectual property, the existence or content of licenses, the existence, status or content of discussions between the Parties and the existence of this Agreement, agreements with third parties, or information regarding facilities, in each case whether or not identified or marked as “confidential” and including all documents, presentations, information, reports, materials, evaluations and copies to the extent incorporating or generated from any of the foregoing. Disclosing Party’s Confidential Information may also include information obtained by Disclosing Party from its collaborators, customers, suppliers, vendors and other third parties who have entrusted their confidential information to Disclosing Party. “CMC Confidential Information” means Confidential Information related to the chemistry, manufacturing, and controls developed for the manufacturing of TESARO’s ZEJULA® (niraparib) product as may be included in the Investigational Drug Application, New Drug Application or Marketing Approval Authorization for ZEJULA or one or its immuno-oncology pipeline assets. “Trade Secret Confidential Information” means Confidential Information other than CMC Confidential Information related to (i) the manufacture, release, or stability specifications of niraparib or an immuno-oncology pipeline asset, which consist of the test, methods, and acceptance criteria used to ensure appearance, identity, strength, quality, and purity of such product or intermediates thereof or (ii) the development of the cell lines used to produce TESARO’s immuno-oncology pipeline assets.

2.	Section 12 of the Agreement is hereby amended hereby amended and replaced in its entirety by replacement of the paragraph of Section 12 with the following paragraph:

12. Term. This Agreement shall continue until the second anniversary of the Effective Date. Either party may terminate this Agreement by providing written notice to the other party. The obligations of Receiving Party under this Agreement with regard to non-disclosure and restrictions on use of Confidential Information disclosed prior to such termination shall not be altered by any such termination and shall continue in effect for a period ending five (5) years after such expiration or termination. Notwithstanding the foregoing, the obligations of Recipient under this Agreement with regard to non-disclosure and restrictions with respect to use of (i) CMC Information Confidential Information disclosed hereunder disclosed prior to such termination shall not be altered by any such termination and shall continue in effect for a period ending ten (10) years after such expiration or termination or (ii) Trade Secret Confidential Information shall continue in effect until one of the exceptions of Section 2 is met and shall survive termination or expiration of the Agreement.

In the event of a conflict between the terms of this Amendment and the terms of the Agreement, the terms of this Amendment shall control. Except as herein modified and/or supplemented, all other terms and conditions of the Agreement remain the same and in full force and effect.

IN WITNESS WHEREOF, the parties have executed this First Amendment as of the date and year written above.

TESARO, INC.		GLAXOSMITHKLINE LLC

By:	/s/ Joseph L. Farmer	/s/ William J. Mosher
Name:	Joseph L. Farmer	Name:	William J. Mosher
Title:	SVP, General Counsel	Title:	Vice President & Secretary